June 4, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeff Kauten

Re:	Altair Engineering Inc.
Registration Statement on Form S-1
File No. 333-225412
CIK No. 0001701732

Acceleration Request
Requested Date:	June 6, 2018
Requested Time:	4:00 P.M. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Altair Engineering Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Peter H. Ehrenberg of Lowenstein Sandler LLP at (212) 204-8697 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

ALTAIR ENGINEERING INC.

By:	/s/ James R. Scapa
Name:	James R. Scapa
Title:	Chief Executive Officer and Chairman